Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Parkway Properties, Inc.

Commission File No.: 001-11533

Date: April 29, 2016

The following is a transcript of an investor conference call, dated as of April 29, 2016, by Cousins Properties Incorporated and Parkway Properties, Inc.:

Cousins Properties and Parkway Properties Transactions Announcement

April 29, 2016

8:30 a.m. ET

Operator: This is Conference #1584000.

Good morning and welcome to the conference call to discuss today’s Cousins Properties and Parkway Properties announcements. This conference call is being broadcast simultaneously in listen-only mode on the investor relation’s section of the Cousins Properties and Parkway Properties websites.

An archived replay of the webcast will be available on the investor relations sections of both company’s websites. After today’s presentation, there will be a question and answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad.

If you would like to withdraw your question, please press the pound key on your telephone keypad. In consideration of other participants, we ask that each person limit themselves to a single question and rejoin the queue if you would like to ask an additional question.

As a reminder, this conference call is being recorded. I would now like to turn the call over to Pam Roper, general counsel for Cousins Properties.

Please go ahead.

Pam Roper: Thank you, operator. Good morning every one and thank you for joining us. As we said in our press release, the presentation for this call is posted on investor relations page of our website at www.cousinsproperties.com and on the investor relations page of Parkway’s website at www.pky.com.

This conference call will include certain forward-looking statements as defined under U.S. federal security laws, with respect to the merger between Cousin Properties and Parkway Properties. Any forward-looking statements speaks only under the date on which such statement is made.

And the company takes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The whole declaration regarding forward-looking statements is provided in the company’s press release transmitted earlier today.

In addition, a statement regarding additional information about the proposed transactions and where to find it is provided in such press release.

I will now turn the call over to Cousins president and CEO, Larry Gellerstedt.

Larry Gellerstedt: Thank you Pam and thank you all for joining the call and webcast today on such short notice. With me today from Cousins are Colin Connolly, chief investment officer, Gregg Adzema, chief financial officer, along with Jim Heistand, president and CEO of Parkway properties, Jayson Lipsey, Parkway’s chief operating officer and Jason Bates, Parkway’s chief investment officer.

This morning, we announced two compelling transactions designed to unlock value in the Sunbelt by creating two, new, publicly traded REITs with differentiated investment profiles. We are merging with Parkway and simultaneous with the close of the merger transaction, we will spin-off our joint Houston properties into a separate, publicly traded REIT called Houston Co. for now.

I will continue to lead Cousins with our existing management team and Jim will lead Houston Co. I know from past interactions, as well is our thoughtful and frank discussions in advancement of this announcement, that our employees and customers in Houston will be in great hands with Jim and the Houston Co. team.

As a result of these transactions, we believe Cousins will become the premier Sunbelt urban office REIT with increased scale and expanded portfolio of trophy properties, a dominant market share in urban leading sub-markets and a more diverse customer base. And additional opportunities to grow and capture embedded value within our portfolio.

Houston Co. will be well-capitalized to weather the current energy downturn and well-positioned to realize long-term value in the eventual recovery. Jim will provide much more detail shortly.

However, I like to highlight the Houston Co. opportunity would not have been available for either company on a stand alone basis due to lack of scale. Let me walk you through the terms of the proposed transaction.

Parkway shareholders will receive 1.63 shares of Cousin stock for each share of Parkway stock. Immediately upon the merger’s completion, which we expect to occur in the fourth quarter of 2016, the combined company will affect a taxable spin-off of Houston Co. via a special dividend prorata to its shareholders.

After these transactions, which have been approved unanimously by the boards of directors of both companies, Cousins and Parkway shareholders will own approximately 52 percent and 48 percent respectively of both Cousins and Houston Co.

Affiliates of TPG, which is an approximately 21 percent shareholder of Parkway, have agreed to vote in favor of these transactions. We believe these transactions will unlock additional value for shareholders by providing them with focused real estate investment vehicles with clearly defined opportunities.

In addition, we expect many meaningful, annual cost synergies of approximately $18 million after giving effect to the merger and spin-off, which we realized immediately at close. The synergies are expected to be derived largely from operating costs, such as duplicate market platforms and corporate overhead.

We also see the potential to generate additional, future synergies through customer and vendor negotiation, enhanced flexibility to meet changing customer space demands and the ability to attract and retain best in class local teams which will allow us to capitalize on emerging investment opportunities.

These transactions are to be generally neutral to Cousins FFO per share in 2017. Both companies also intend to continue our current dividend policy until the close of the transaction. If you don’t already have a copy of our investor presentation, it can be found on the Cousins and Parkway websites.

Looking at page seven, you can see how these transactions will transfer Cousins into the leading, urban Sunbelt Office REIT. First, the result of the transaction will increase the scale of Cousins.

Secondly, we will enhance our geographic diversification as we deepen our presence in Atlanta, Charlotte and Austin while also entering the new markets of Tempe, Tampa and Orlando.

Lastly, we believe these transactions upgrade the overall quality of our portfolio of trophy assets. Our average, in place, cash rent per square foot increases to almost $31 a square foot.

And the average age of our portfolio improves by proximally eight years. Before I turn the call over to Jim for some initial remarks, let me touch Cousins post-transactions allocation to the Atlanta market.

While we believe this is an extraordinarily attractive time to be invested in Atlanta, given its stronger job growth and historically low-end supply, we will evaluate future opportunities to prune the Atlanta portfolio as we recycle capital to grow into other core markets. I’ll now turn it over to Jim for some initial remarks.

Jim Heistand: Thanks Larry. We are pleased to be here today and we share the Cousins team’s excitement about these transformative transactions. Let me start by addressing the question, why spin-off Houston now? And explain why we are so enthusiastic about this opportunity.

First, while these transactions separate Houston from the other high-growth Sunbelt markets in which we both operate, these are companies done in Houston. Rather, we are giving our investors increased transparency and a choice with respect to allocating capital.

We believe by doing, by doing this, we unlock value on both sides, but particularly with respect to the intrinsic value of both companies’ Houston portfolios. Second, we meaningfully increase our scale.

Houston Co. will have approximately $2 billion in gross assets covering $8.7 million square feet to start, with a portfolio that is 87 percent leased. Third, with Houston Co., we’ve created, simple, low-levered REIT, with a strong liquidity position and the ability to take a prudent and disciplined approach to realizing eventual opportunities in Houston.

And finally, we have a seasoned and dedicated management team with deep knowledge of the Houston markets and the track record of creating shareholder value. I’ll have more to say about Houston Co. in a few minutes, but let me now pass the call back to Colin Connolly, with the Cousins team, for a description of what Cousins will look like following the transaction.

Colin Connolly: Thanks Jim. Let me begin by echoing what Larry said earlier. We were absolutely thrilled to have undertaken two creative transactions which we believe will unlock meaningful value for both companies’ shareholders.

As a result of these transactions, Cousins will become the premier urban Sunbelt office REIT and will be in an even better position to drive NAV growth and total shareholder returns. Let me give you a picture of what this will look like. Let’s now turn to slide 10.

We are expanding our trophy portfolio and will have a roster of larger, more valuable properties that command higher rents. Our 41 high quality office properties will comprise 15.8 million square feet of rentable space in the high-growth Sunbelt markets of Atlanta, Austin, Charlotte, Phoenix, Orlando and Tampa.

Properties are 91 percent leased as of the end of fourth quarter 2015, with limited near-term expirations and a weighted average lease term of 6.5 years. Importantly, 81 percent of our portfolio will be located in attractive, urban sub-markets.

Moving on to slide 11, we have chosen markets with attractive supply and demand fundamentals. Employment growth in all six of our markets is well ahead of the U.S. average, while new office construction is well below the 10-year historical average. As a result of these healthy fundamentals, we believe that our portfolio will benefit from these positive tailwinds, as we further drive occupancy and a rental rate growth.

I would encourage you to spend time on slides 12 and 13 in our presentation. We’ve included some terrific pictures of our assets, which I’m confident will give you a sense of the trophy quality and urban nature of our portfolio. Slides 14 and 15 highlight our leading market share, where we will be the number one office owner in Buckhead, and uptown Charlotte, the Austin PVD and Tempe.

We believe this critical mass is extraordinarily powerful and unique. It will put us in a position to increase our pricing power with customers and vendors, enhance our flexibility to meet changing customer states’ needs and allow us to attract and retain best-in-class local market teams.

Over time, we believe this will translate into customer retention and occupancy growth. As slide 16 highlights, we will own some of the best assets in the leading sub-markets, which command premium rental rates, ranging from 17 percent in Orlando, to 15 percent higher in Atlanta. We believe that these type of high-quality, urban assets will outperform the overall market at all points of the cycle.

Lastly, slide 17 and 18 illustrate the stability and diversification of our customer base. We will have very modest near-term lease expirations, and a blue-chip customer base, including industry-leading names like Bank of America Wells Fargo and Deloitte. And importantly no single industry concentration will exceed 20 percent of our total annual contractual rent.

With that, I will turn the call back to Larry.

Larry Gellerstedt: Thanks, Colin. As I’ve discussed in the past, maintaining a blue-chip conservative and simple balance sheet is a key part of our strategy, and that will not change as a result of this transaction.

As you can see on slide 19, at closing we will have a net debt to EBITDA ratio of approximately 5.2x, which compares favorably to our peers and give us the flexibility to take a long-term view and execute opportunistically for the benefit of our shareholders. There is also an opportunity for us to take advantage of historically low long-term interest rates to refinance debt.

For example, as you can see on slide 19, we have meaningful, near-term refinancing opportunities. I’ll now turn the call over to Jim, who will discuss Houston Co. and his vision for the future of the new company. Jim?

Jim Heistand: Thank you, Larry. Houston Co. provides investors with the opportunity to invest in a high-quality, well-capitalized REIT-focused on Houston. We will begin operations as an independent REIT, buy class A office properties encompassing 19 buildings and 8.7 million rentable square feet, 87 percent leased, of which — 80 percent of which is currently with a weighted average lease term of roughly six years.

Houston Co.’s state-of-the-art iconic properties give it a dominant position in the attractive Galleria, Greenway, and Westchase sub markets. With a strong balance sheet and operating cash flows, a scalable platform and a management team which demonstrated operating expertise, and a disciplined investment approach, Houston Co. will be an attractive investment opportunity.

Now, let me turn the call over to Jason, to talk about the unique characteristics of our properties.

Jason Bates: Thanks, Jim.

We believe Houston Co. will be a best in class portfolio of functionally relevant and strategically differentiated assets in the most attractive urban sub markets in Houston.

One slide 22, we’ve play out how our business strategy in Houston is highly differentiated in terms of our operations, our sound financial strategy and our disciplined investment approach. First as the largest office owner in Houston, we will increase NOI margins through economies of scale, and leverage our pricing power, and lease and vendor negotiations to reduce costs.

The combined portfolio will have the best local talent available and use creative leasing strategies to minimize future expirations, realized market to market opportunities and generate superior revenue growth.

Second on the financial side, we intend for Houston Co. to maintain a strong balance sheet to ensure long-term stability and support growth. We intend to be disciplined in the deployment of our $150 million of cash on hand, and we will have low leverage, approximately 4.5 times net debt to EBITDA.

While we believe strongly in Houston’s eventual resurgence, it is important to ensure our balance sheet can withstand the potential for future near-term weakening in the market. As such we intend to maintain debt maturities and a strong and flexible balance sheet.

Finally, we believe our patient and disciplined investment approach is well-suited for the value proposition that should eventually emerge in the Houston market. Our enhanced market intelligence and our deep network of relationships, combined with cash flow stability resulting from our stable customer base position us to unlock value at our assets as local market dynamics improve.

Turning to slide 23, we have strong rent levels and high lease rates across our portfolio, and we will become the largest office owner and operator in the fourth largest city in the country. Importantly, as shown on slide 24, our class A trophy properties are located in what we view as the strongest Houston sub markets.

Our properties in Greenway, Galleria and Westchase have asking rents that are 4 percent, 16 percent and 40 percent higher than average Houston class A market rents, respectfully, and we will be the number one class A office center by square foot in these submarkets.

As you can see from slide 25, our well staggered lease expirations give us a stable and attractive cash flow profile, and as mentioned earlier, our weighted average remaining lease term is roughly 6 years.

As shown on slide 26, Houston Co. will have a diverse roster of large and creditworthy customers across different industries. Our top 10 customers account for just over 40 percent of our total square feet, with well staggered expirations. Along with large, stable energy customers such as Ossian and Statoil, our customers extend well beyond the oil industry with Invesco and B&C, for example, in our top 10.

Forty-nine percent of our annual base rent is from investment-grade customers, with 73 percent drive from A rated and non-energy customers and 84 percent derived from investment-grade or non-energy customers. We are very comfortable with our current customer profile and believe it positions us well for long-term stability.

Houston Co. will have strong growth prospects, along with the robust and skillful platform with low leverage and strong liquidity. As you will see on slide 27, our conservative balance sheet, including $150 million surplus cash on hand, plus an additional $50 million on drawn credit facility will position us to withstand further dislocation without requiring the company to seek additional external capital in the near-term, and eventually opportunistically pursue investments.

Our net debt to EBITDA will be roughly 4.5 times, which compares very favorably to our peers, and we will have no debt maturing until December 2018.

With that, let me turn the call back to Jim for some closing remarks.

Jim Heistand: Thanks, Jason.

To conclude, I look forward to leading Houston Co., along with Jayson Lipsey, Jason Bates and Scott Francis. Together, we have successfully repositioned Parkway Properties, have investment expertise through multiple cycle and have developed deep knowledge of the Houston office real estate markets.

We have done this at the executive level, but also have an experienced management team on the ground that is really understanding the market.

We are focused on internal growth, and our capital, customer, broker and lender relationships in Houston will allow us to be opportunistic and flexible as the Houston market recovers.

We all know Houston has been negatively impacted by declining energy prices, but it is important to keep in mind that our fourth largest city has doubled the population growth of the national average and has the second-highest density of Fortune 500 companies in the United States. There is much more to Houston than the energy industry; it is home to one of the world’s busiest ports, leading university systems, health care, tech and other attractive industries.

With a well-educated labor force and a business friendly environment, Houston has demonstrated time and again that not only can it withstand downturns in the energy cycle, but it can emerge even stronger.

We believe over time, this means great things for Houston Co., and we are focused on unlocking value for our investors over the long term.

In the near-term, we believe we have the opportunity to extract embedded NOI growth from the current portfolio to in place rent increases, and burn off the rent concessions from the most recent leasing activity, lease up a vacant space, and the realization of rent growth from below market leases upon expiration.

With that, we’ll turn the call back over to the moderator, so we can answer questions — any questions you may have.

Thank you.

Operator: Thank you. If you would like to ask a question during time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, please press the pound key on your telephone keypad.

In consideration of other participants, we ask that each person limit themselves to a single question and rejoin the queue if you would like to ask an additional question.

Thank you. Our first question comes from the line of Michael Lewis with SunTrust.

Michael Lewis: Good morning, thank you. You know, these deals are always interesting. I was wondering if you could talk a little bit, just about maybe how these discussions came to be or how this transaction came together?

And then also, if, if any other options were explored, by, by either Parkway or Cousins?

Larry Gellerstedt: Well, I’ll lead off and then let Jim add on. Michael, how are you this morning?

Michael Lewis: Good. Busy.

Larry Gellerstedt: You are. You know, I think the nature of this business is, you’re always evaluating opportunities, its an opportunistic business and so you, you are constantly looking at various things to try to create value for your shareholders. And we’ve had a lot of conversations Jim and I, I had, and other team members over the last couple of years.

Sometimes it involves an asset. Sometimes it involved a city or broader discussions than that. But it takes sort of unique set of timing for these things to, you know, to work for all parties. But the, the number one thing we both looked that was consistent in our conversation is it was relatively a unique situation that you had two REITs our size with the geographic overlay and almost an identical sense.

So, it made a lot of conversation worthwhile to have. And when the timing got right and we were able to put this together, we were thrilled to be able to do so.

Jim, you want to add to this?

Jim Heistand: Yes, Michael. Jim Heistand. We, we, you know, I think the market has, has heard rumors. And we’ve looked at all kinds of opportunities that we thought would enhance our shareholder value. You know, we think it’s important for, for companies to have some scale.

And I think as we both looked at, you know, we, we both had Houston exposure. We’ve had a number of investors suggesting maybe you should sell Houston unlike selling at the wrong time in the market.

So, as Larry and I both discussed it, we felt this gave our shareholders a great opportunity to unlock the value in the non-Houston portfolio. And if you think about what Cousins will look like, post-transaction, there is no comparable that will have the quality, asset quality, scale and location dominance that, that Cousins will have going forward.

On the flip-side, in Houston, while we know the market is still down, we think the collection of assets — and, and by both of us unloading them at the same time, it gave us enough scale to still maintain a public company.

And, as we view it, it gives us the opportunity to overtime, unlock value in the existing portfolio and be there for when the market recovers, which we think it ultimately will. So, it really gives our shareholders a great opportunity to trade in two spaces.

And it’s our view that Cousins on — which will have the majority of the equity, should trade at the top of the, at the top of the multiple position for our peer set.

Michael Lewis: Great, thanks. I’ll hop back in the queue.

Operator: Our next question comes from the line of Mitch Germain with JMP Securities.

Mitch Germain: Good morning. Jim, you guys have been pretty active in selling down your Houston exposures. So, I’m just curious. You know, where your thoughts — or the reversal kind of changed?

Jim Heistand: Yes Mitch. I mean, but if you think about what we’ve sold. If we sold basically every legacy Parkway asset, primarily because it didn’t have the characteristics of the assets that we own now. So, the assets that both Cousins has and what we have are completely different than the assets that we sold for Parkway and we’re very, and we’re very glad that we did.

And so, the assets that we currently own now, are ones that are long-term, great quality, great sub-markets, relevant amenities. So it — you know, it’s day and night from the assets we’ve sold before.

And I had no desire to be selling these assets at the wrong time in the market. And I might add, we were selling those assets at Parkway — Parkway had it’s legacy assets. We started selling those before oil declined.

So, that — as a strategy, was something we were doing no matter what oil prices were.

Mitch Germain: Great, I just might — I might have missed yours or Larry’s comments. Just to confirm, Cousins will not be — will — they have an ability to invest in Houston separately after the merger, or is it just going to be NewCo.?

Jim Heistand: Well, I, I don’t think there’s any — I mean, these are two — these will be two separate companies. There’s no restrictions on any of us. But our…

Mitch Germain: Gotcha.

Jim Heistand: Our current strategy is Houston-focused only. And I believe — and I won’t speak for Larry, but Cousins’ strategy is to continue to dominate the markets outside of Houston right now.

Larry Gellerstedt: I think when you — I will just echo what Jim said about the quality of the assets here. If you had a different, you know, quality subset, then, you may look at just say, I really care what the price is, I’m going to get out.

But these are assets, if you go back through the deck and you look, that have not outperformed the market for years and years and years. They’ve out performed the market by a wide margin. We have certain customers in Greenway Plaza that have been there for 30 years and have grown there and will, will continue to do that.

What this allows us to do is to put these assets together and then ride the market back to recovery versus trying to do something short-term. I don’t like selling stuff at, at the bottom either. And that’s why we also put this balance sheet with it. So you take the, you take a strong balance sheet with a strong group of assets and then you just let the market recover and markets always eventually recover.

And, and we think this will be a great investment. I told our guys when this first came out and I told my board, I plan on leaving my shares in Houston Co. and try to take advantage of that myself.

Mitch Germain: Thank you. Best of luck.

Larry Gellerstedt: Thanks.

Operator: Our next question comes from the line of Manny Korchman, with Citi.

Michael Bilerman: Yes, good morning. It’s Michael Bilerman. Can you guys just address A), just the break up fees that go both ways in the event that there is any topping transactions or, other things. I don’t know if there is a go shop on the Parkway side, so just the brake fees.

And then I think you mentioned it’s a taxable spin? Can you just talk about how you can structure it as a tax-free, tax-free, spinoff and, those dynamics and what impact that would have for shareholders.

Gregg Adzema: Hey Michael it’s Gregg Adzema, good morning. The breakup fee is $65 million. It’s mutual and we filed it with the 8-K. So really, if you want details beyond that, it’ll be in the 8-K. But the mutual breakup fee is $65 million.

Michael Bilerman: And then the second was with tax-free, tax-free versus taxable, yes.

Gregg Adzema: Sure. Well, clearly we looked at lots of options as we’ve tried to make these transactions. And after taking everything into consideration, we believe that a taxable spin creates the most value for our shareholders after considering all the options.

And one of the benefits of a taxable spin, as you know, is Houston Co. will now have a stepped up basis in those assets. And so, they’ll -it really gives them quite a bit of flexibility as they move forward and try to manage the portfolio.

Michael Bilerman: Yes, but wouldn’t it kind of hurt is that going to be to current shareholders?

Gregg Adzema: Well…

Michael Bilerman: Right, so the shareholders have to assume all of that risk. I understand going forward, but arguably, the shareholders that receive the Spin Co. are going to have a big tax. I mean, how much — I’m just trying to figure out, just from a dollars per share, how much leakage there would be for an individual shareholder.

Gregg Adzema: Well, we don’t exactly know what the value of the Houston dividend will be until Houston begins to trade. So, it’s hard to put a specific number on that.

But when that number is placed and Houston begins to trade a large portion of what the return — will be a return of capital, and some will probably be a capital gain as well.

So, it will be favorably treated from a tax perspective.

Operator: Our next…

Jim Heistand: Hey, Michael, as you can imagine, we’ve got very large shareholders on both companies. And so, you know, we looked at it from a shareholder’s perspective that, you know, from Tom Cousins to Jim Thomas on our board. So, we took into consideration the taxable issues for all of our major shareholders, just as we always would.

So, we look at every alternative, and this, in our view, was the absolute best.

Operator: And our next question comes from the line of Alexander Goldfarb with Sandler O’Neill.

Alexander Goldfarb: Hey, good morning, and thanks for the added conference call on an earnings day.

So, just a two-parter. One is, is TPG going to be subject to a new lockup agreement, and if so, what — what are the terms?

And then two, you know, you mentioned sort of generically that you won’t know the value of the Houston spend until it’s out, but just conceptually, do we take this to mean that there were no private bids, or is there a way, you know, for us to get comfort that — the value that you guys are going to ascribe to Houston Co., versus the new Cousins?

Larry Gellerstedt: On the — I’ll address the TPG component, and Gregg can take the other part.

But it’s — TPG has no lockup right now, as you probably know, and they will be reduced to a 10 percent shareholder. So, you know, from our standpoint, obviously, it’s kind of — it reduces somewhat the overhang for them, and having been involved with them through this transaction, they agree, this has long-term value for them. And I see no near-term intention of them liquidating their shares.

They, like us, believe they want to hold on for a Houston recovery, and they’re supportive of that. And so, at the end result, they just become a smaller shareholder with no lockup period.

Gregg Adzema: And then…

Alexander Goldfarb: OK…

Gregg Adzema: That’s the same for Cousins, although I think they look at their shares different in Cousins, because we’re not — with our assets, we’re not waiting on a recovery, other than to hopefully see the stock trade up near the NAV.

So, I think if that occurs, they probably will be a shorter term tier holder of Cousins, than they will of Houston Co.

Alexander Goldfarb: OK, and what about the — you know, how we figure out if there was a private bid for these assets, and then how shareholders, you know, determine whether you guys are putting more value in, you know, the rest of the company versus HoustonCo. or vice versa? How people get comfort with the split, given where Houston values are currently?

Larry Gellerstedt: Well, I think, you know, if there was a private bid that was at a price that we thought made sense, we would have taken it, OK? And I think as we look at it, you know, we think that — obviously, the majority of the valuation will ultimately be in Cousins at today’s current Houston values.

And we think that over time, hopefully as that market recovers, that will increase. But you know, at this point, we — you know, we — it’s hard for us to allocate and tell you exactly what that will be.

The market is firm enough, right?

Alexander Goldfarb: OK.

Gregg Adzema: I will give a little color to, just from our standpoint, we — before these conversations got started, we looked at, you know, possibly breaking up some of Greenway Plaza, because you have got assets there of very different ages and qualities, et cetera. So, there is a market there for Houston.

And what we found was the — it wasn’t the price that necessarily was the negative, it was the conditions of the price. So, we would get an opportunity, for instance, to somebody come in to be a joint venture partner with us, but they would want a preferred return guaranteed on top of that joint venture structure. And just things like that.

I think both companies, just doing our jobs have been active keeping up with what pricing is in Houston, and looking at whether that’s something that we should — should take advantage of.

The thing I like about the structure so much is the team, you know, Jim and Jason. And Jason have — I mean, they’ve got a proven track record of creating value out of assets.

And these are a great set of assets. The market is dislocated right now. These assets will get back, but there will also be some opportunities as the dislocation works through. And you’re not just throwing a new management team in there, and saying, good luck, just wait until the management — until the market gets better.

You’re saying, here’s great assets, the market’s tough, here’s a strong balance sheet on top of it, and you’re taking advantage of their experience. And I think that’s a very powerful combination.

Alexander Goldfarb: OK. Thank you.

Operator: Our next question comes from the line of Craig Mailman with Key Bank Capital Markets.

Larry Gellerstedt: Hey…

Craig Mailman: Hey, guys, just to follow up on the Houston conversation here, kind of wrapped in what Michael is asking about, the tax consequences of shareholders, and I know you guys are saying that you didn’t want to give Houston away at the bond here.

But just from the shareholder perspective, there is going to be tax consequences from the Spin, you also take multiple risks once the Houston Co. is trading on its own.

Just curious, I mean, can you give us a sense of just how much of a discount relative kind of what you guys’ stock market value was, where the bids were coming in when you take in all these other variables into account from what the shareholders could ultimately get with Houston Co.?

Larry Gellerstedt: I’m not sure I can answer that.

I think that, you know, we all believe the values in Houston are depressed. I mean, one of the reasons we’ve done this is there has been little to zero value for Houston and our share price.

I think what will happen here, our belief is what will happen here is there will be more transparency into the value of Houston once this is done, all right, because we’re going to have — we’re going to be low-levered.

I mean, so if — if some people are valuing it almost for zero in Parkway, and now you have a company that’s 4.5 times a — $150 million of cash on the balance sheet, it’ll — people aren’t going to say there is no value, which is how we’re trading today, in many respects.

So, I think it’ll give — it’ll give more optics into the value of Houston. Everybody can agree or disagree on what the cap rate should be for that, but — and you also are going to have a, you know, the scale of operating in that Houston market.

So, you know, it’s hard for us to pinpoint and tell you exactly what we think those Houston values are. They’ve moved up and they’ve moved down, but we think this gives more transparency to the market to evaluate what those prices should be.

Gregg Adzema: And it gives the shareholder value not to stay in the company if they look at those and come to a different conclusion than we do.

Larry Gellerstedt: That’s right.

Gregg Adzema: Then right now, that’s a relatively difficult thing to do, but they can sell their shares and move it into a different company. I’m not going to do that because of the value creation, but I think it - I think it’s a very shareholder friendly thing.

Larry Gellerstedt: I think the way we looked at it was we are both, you know, reduced in trading value by virtue of the Houston exposure. So by doing this, we think - I personally believe from an investment standpoint that Cousins should trade at the top of the multiple for our sector, given the quality of the management team, the scale if they’ll have any submarkets, which fundamentally are doing fantastic right now. And given the balance sheet, and the scale we’ll have in Houston, even at a depressed value, the combination of those two trading shares should do better than what we’re each doing right now. That’s why we did it.

Operator: Our next question comes from the line of Rich Anderson with Mizuho.

Rich Anderson: Thanks. Good morning. So at the NAREIT conference last November, this one to Jim, the estimate was that you were $17 bucks a share, excluding Houston. And so I’m just curious if you can kind of provide some color around that number today, since this is effectively, you know, a discount sale to that - to that estimate, you know, of six months ago or whatever it was? Can you comment on that please?

Jim Heistand: Well, I mean, it’s hard to say because now, you know, they were trading at a discount, we were trading at a discount. You put it together, I don’t think it’s the same metric. But again, going back to this, as what I just said, we just think a combination of these post-trading, it’s our opinion, will trade collectively better for our shareholders than where we are today, Rich. That’s why we did it.

And you know, as we - let me put it to you this way. The values we ascribed when we did that to you on the non-Houston portfolio hold true for the combined Cousins portfolio. So at those values, that should trade extremely well based upon what we believe to be market value for those assets.

Rich Anderson: OK. And did you guys mention, if I missed it I’m sorry, a cap rate? I have my number, but I’m curious what yours is and if you and Cousins agree on the same number?

Colin Connolly: Hi. It’s Colin Connolly. I think the - you know, it’s important to keep in mind that this isn’t a cash purchase for assets, it’s truly a stock for stock corporate combination, and so really our focus was on the relative intrinsic value, which we have a great deal of insight given the very significant geographic overlap here. And we think that, you know, ultimately this reflects a fantastic value creation opportunity for both sets of shareholders.

Rich Anderson: OK. So you’re - you have no - no information or color at all on what a return might be from your perspective?

Colin Connolly: Of course, we’ve looked at what the — you know, the impact of the transaction would be to Cousins, kind of pre-and post-transaction, as well as the department shoulders. But again, I think it’s important to not think about this transaction in a specific cap rate, as you would, on a cash transaction. It truly is a stock for stock corporate transaction and we think that this reflects, you know, a very attractive relative intrinsic value for - for both sets of shareholders and will set the shareholders up for fantastic value creation going forward.

Gregg Adzema: And I think…

Jim Heistand: We’ll be providing more information as we go forward and, you know, details and - and guidance ranges for ’17. So we’ve got more information to come. So I think there’s, you know, obviously more information that will be forthcoming as we go forward.

Rich Anderson: Is 6.6 in the range? That’s what I come up with.

(Multiple Speakers)

Jim Heistand: I’m no seeing that number, so I can’t rely on that.

Rich Anderson: OK. Sorry. I’ll move on. Thanks.

Operator: As a reminder, in consideration of other participants, we ask that each person limit themselves to a single question and rejoin the queue if you’d like ask an additional question. Thank you.

Our next question comes from the line of John Guinee with Stifel.

John Guinee: OK. John Guinee here. Well, congratulations, guys. Great stuff. Let me ask the - really the fun part, the fun question first. I’m looking on page 32 and I’ve got cost synergies and I’m sort of stunned. How does - how do two companies run their business for $54 million to $58 million, and then two companies run their business for $36 million to $40 million and save $18 million?

Jim Heistand: Well, I’ll speak to that. First of all…

John Guinee: By the way, I’m very, very impressed at a G&A of 23 to 25 for Cousins and a G&A of 13 to 15 for Houston Co. You guys are very shareholder fiduciary in those kind of numbers relative to some other suburban office REITs. So anyway, you don’t even have to answer, Jim. I just had to point that out.

Jim Heistand: No, no, no. Let me - I want to answer it. I want to answer it. I think, John, here’s the thing. If you recall, one of the things I’ve always said is, you know, given our philosophy of having the managing - you know, the infrastructure at the regions, that, given our size, was always a bit outside from an expense standpoint.

So if you think about it, in most of these markets, Cousins already has infrastructure in those markets, so they’re add-ons. So that’s one part from Cousins.

On our side, we obviously only have one single market with a great deal of scale that gives us a lot of opportunity to, you know, obviously, just by virtue of operations, to - those become operating expense to the properties. We’ve scaled down our senior management team significantly, and as you know, that is - you know, that’s - from cost-saving standpoint, it’s significant.

So we’ve scaled this to be operating in one city, and it’s not like we have - and so we’ve got 8.7 million square feet in three locations. So you know, the combination of all those things, you know, Cousins goes up a bit and we - but we go down dramatically as a result of the one market with only one managing director, John.

John Guinee: Got you. OK. Then the numbers that - you know, we’ve got the two models, so it was pretty easy for us to just plug in the 1.63 exchange rate. It looks to us as if Parkway is being sold a 61 cap and $275 a square foot based on trailing numbers. But a 66 cap, based on mid-2017 numbers. At the same token, it looks like Cousins right now, you guys are about at 10.71, you’re a seven cap and $230 a foot.

When you blend it, it looks like it’s going to be about a 6.2 cap, then when you spin off Houston at a 7.5 to an 8 cap, it looks like Cousins post-spin at the end of the year is maybe a 6, plus or minus cap. How do those numbers sound?

Jim Heistand: It sounds like - my head’s spinning. But John, I can - I will tell you this. If you look at the asset quality that Cousins will have in all of these markets, you know, these are low cap rate markets because of the fundamentals are so strong.

And so I can’t tell you what they will trade, but they will be at the top pricing in each of these markets, and there’s been trades in these markets that should reflect a pretty low cap rate in a pretty high price per square foot.

And I think — and then if you add on the scale that Cousins will have in those markets, I mean, the ability to actually push rents, retain tenants better, just gets even better for them than what they already have.

John Guinee: Fair enough.

Operator: Our next question comes from the line of Nick Yulico with UBS.

Nick Yulico: Thanks. I was just hoping to get an update — and I know you — Parkway was looking to sell Phoenix Tower. You were contemplating a JV; the Stat Oil building. How do you — would Houston, you know, Co. still contemplate those sales?

Jim Heistand: Nope. They’re — you know, we — that was — we were looking at a number of alternatives. And our view is now that we’ve done this, there is no need to do something at prices that we don’t think, you know, maximizes value. And I think the combination of the portfolio than what we each had individually gives us a better opportunity to have more growth in that portfolio.

So for example, on Phoenix Tower, we think there’s some things that can be additive just by virtue of combining it with Greenway. So, you know, any of those things that we have contemplated would be off the table based on this trade.

Nick Yulico: OK. Thanks. And just one other question on the Houston Co. Can you talk about how management compensation is going to work in relation to, you know, selling the company? Because I think, you know, the, you know, if you’re a shareholder in Houston Co., you either sort of stick it out and if you think there’s value over several years or if it doesn’t trade well, you hope that the company just gets sold because maybe we don’t — you don’t need a pure-play Houston company in the public markets.

Jim Heistand: Well, I can’t tell you what any kind of comp package will be. That would be — the Houston Co. board at that time will determine that. But I — but I will tell you that the senior management that are going with Houston Co. waived their cash change of control payment because it’s our view — you know, we’re — we’re looking at this combined for the shareholders and what the long-term value creation will be there.

So, I can’t give you what the — what the comp plan will be at that point in time. Nobody’s given that to me yet.

Nick Yulico: OK. Thanks, Jim.

Operator: Our next question comes from the line of Dave Rodgers with Baird.

Dave Rodgers: Yes, Jim, maybe start with you, and maybe it’s a little early for this, but it sounds like there’s obviously some dependency on how the Houston Co. stock will trade.

So, maybe talk about that management team and your ability and willingness to go into the market and be aggressive in terms of stock buy-back to support those shares of Houston Co., you know, for the shareholders of Cousins and Parkway today that will continue to own some of that.

Jim Heistand: Well, I mean, clearly, you know, I can’t speak for the company’s share buy-back program at this point in time. But, you know, if it trades, you know, if it — if it trades poorly, I know I personally plan to buy more shares because I haven’t been able to do anything as we’ve been in these discussions for some time.

So, you know, we think that that portfolio just has an awful lot of growth in it by itself. And we’re not focused at the moment in looking at other opportunities other than maximizing the value in that portfolio. You know, and — and we’re fortunate that Larry and the Cousins team were very reasonable and understood the need for the balance sheet, the low leverage, the cash on the balance sheet for Houston Co. to make this work.

So we’ve got plenty of runway to effectuate the growth in the existing portfolio. And then when we think the time is right, and I’m not going to tell you all when I think time is right because then I’m advertising what we might do. But when and if we think the time is right, we will — we will take advantage dislocation in the market at that point in time.

And by the way, by having the scale on the ground that we’ll have there, I think we’ll have great intel as to when we think the time is right to do that.

Dave Rodgers: Great. Maybe one more question for Larry or Gregg. In terms of the G&A synergies that you talked about, do you expect that those would be fully in your 2017 numbers? And I guess, what you had said was that 2017 would be flat on earnings. And so does that assume a full $18 million of synergy reduction?

Gregg Adzema: Yes, it does. We assume that we’ll realize these synergies as soon as the transactions are consummated. So for full-year ’17, we’ll be operating at these G&A ranges that we provided.

Dave Rodgers: Great. Thanks.

Operator: Our next question comes from the line of Bill Crow with Raymond James.

Bill Crow: Hey, good morning, guys.

A couple of questions quickly. First of all, could you talk about how the structure of this transaction may have morphed over the past year or so? We had heard reports you all were talking, and I just wanted to see how it — how it changed.

And second of all, Jim, with the $150 million of cash on the books, and you said opportunistically, take advantage of dislocation in the market. But why would you buy anything else in Houston as opposed to maybe starting to branch out into other markets?

Thanks.

Jim Heistand: Larry, answer the first one.

Larry Gellerstedt: Yes, I mean, the nature of the discussions is Parkway was open with the market. They ran a process during the summer and we participated in that process with — with other people. And that process, for a variety of reasons, did not work out and did not happen.

But over that — that process, I think that, you know, Jim and I got to know each other better. We got to know our assets better and became more comfortable with kicking around ideas. And so oftentimes, when we were in the same city, we’d grab dinner and just, you know, kick around ideas about the industry and — and the various things there.

I think the — when we both sort of were looking at the, you know, this particular deal, it made sense for the reasons that we covered. And I also would, you know, highlight that in the proxy that you’ll get, you’ll get all the, you know, details that you want about what the process was and how it folded out.

Jim Heistand: Yes, and — and to your second question, Bill, the — I was saying in the last call, maybe you didn’t hear, but the point is, you know, the cash on the balance sheet, the low leverage, you know, our initial view here is to make sure that we have the ability to unlock the value in that portfolio, you know, while there’s dislocation in that market.

There may be others who can’t provide capital, and so we think we’re inn a position to continue to lease-up our space, renew our tenants. And, you know, we’re in a great position to be able to wait out the market until it recovers. And that’s our number one focus right now.

Bill Rodgers: OK. Thanks.

Operator: Our next question comes from the line of Jed Reagan with Greenstreet Advisors.

Jed Reagan: Good morning, guys.

So Jim, just to — just to build off that question. I mean, it doesn’t sound like you envision this as the Houston Co. sort of going on offense right away, and, you know, sort of looking to take advantage of distressed opportunities in Houston. And then do you — do you see the mandate for this company expanding outside of Houston into other Texas markets? Or do you really see it as kind of a Houston sharpshooter?

Jim Heistand: I think as we view the market right now, Jed, I mean, we — we don’t think the timing to — to expand the footprint there would make some sense. You know, our view — I think Larry and I’s both view is that this year and next year will still continue to be soft, but I don’t have a crystal ball beyond that. And even if oil continues to recover, I don’t think the fundamentals are going to change that quickly on the ground. So I think we’re — now, with that said, as I mentioned earlier, you know, the — these things, we assembled a portfolio of Parkway $4 billion over four years.

We have some insight as to where we want it to own and when we — where we wanted to buy. I think what we’ll do is we’ll gather insight as to where the opportunities could be at the right time and have an idea as where we’d like to invest. But in the immediate future, the opportunity is, is, is to unlock the value in the Houston portfolio.

And I think on the — on your second point is, you know, I think we’ve always tried to be opportunistic whenever we can and where, where that takes is what opportunities may lie there and that remains to be seen.

But, you know, we’re we, we, we always try to be of value add type of, type of player and buyer.

Jed Reagan: OK. Thanks. And, and I guess on, on the Cousins side, you know, performer of the transactions, you know, do you guys feel comfortable with the balance sheet and sort of leverage profile of the combined entity and — or you know, or do you feel like there’s additional work to do there to get it to a place that you feel comfortable with longer-term?

Larry Gellerstedt: Jed, we — you know the long-term strategy that we’ve set out in terms of balance sheet has not changed. And so, you know, we’ve got assets that, you know, we will, we will work down as, as we have opportunities to, to sell those. And we still, on long term basis, you know, intend to keep our leverage ratios as we have, as we have announced before.

And, you know and, and this transaction proves it out. We keep them low so that when the something special comes along, we can run it up a little bit and then we’ll sell some assets and bring them right back down so we can be ready for the next, next transaction.

So our, our philosophy on leverage has not changed.

Jed Reagan: OK. And, and, you know, how — if you were to look at sort of the combined you know, portfolio, what, what percent of that mix do you, do you see as being non-core, if you, if you kind of parse out, you know, what could be near to mid-term, as position candidates?

Larry Gellerstedt: Well, you know, we, we had highlighted some things that as non-core within Cousins for you before. As we’ve always said, these mixed-use apartment deals we’re building are, are non-core. And we’ll, we’ll harvest those as we have investment proceeds and we, we have other assets.

This, this actually will be great because it’ll, it’ll put some additional candidates to — for us to study our Atlanta exposure through, but you know, we, we certainly like the transaction in terms of what it does for us. And Atlanta, we don’t intend to be 40 percent. But the asset concentration in Buckhead is powerful.

And, and we think that’s really where a lot of value can be driven. The asset concentration in uptown Charlotte is powerful. And the, and the asset concentration in Austin is powerful. We, we really like the assets out in Tempe. That’s a special place. It’s just a long way to get there, but once you get there, you see it is a special place.

And then we’ll, we’ll come to understand Tampa and Orlando better. REIT players have been in Tampa and Orlando and so it — it’ll just be a question for us. So, so just getting to know those, those markets better. So, I think in terms of what’s core and not core, that’s sort of the 16 activity once we get these get these things put together.

Jed Reagan: OK, thanks.

Larry Gellerstedt: You bet.

Operator: Our next question comes from the line of Anthony Paolone with JP Morgan

Anthony Paolone: All right, thanks and good morning.

Larry, does the larger pro forma company give you the ability to green-light more development or expand the pipeline in the near term?

Larry Gellerstedt: You know, it, it, it will give us the, the ability when, when we’re at a different point in the cycle. I, I said in our last earnings call that I thought we were largely through the cycle with our , with our development. Just — we think it’s getting late. We like to, we like to miss the late opportunities and try to get the early opportunities.

So even though we could have some more capacity, I don’t see us taking on more development as a result of this transaction. I see us finishing the development we have in a first class manner. And, and then saving our capital so that we can buy at the right time.

Anthony Paolone: OK, thanks. And, and with regards to the Houston, is it fair that if you thought a recovery was, was a couple years out, you maybe not spin it? I mean, should we take this as an indication that, that what’s going to happen there is going to play out over a pretty extended period of time?

Larry Gellerstedt: I don’t think any of us know. I mean, I, I think that’s, that’s the, the deal and, and you know, one of the things that I think I will look forward to, as a shareholder of Houston Co., is a company that is 100 percent focused on that market, to, to get a feel for when it is recovering.

There is activity on the street. When we announce next quarter. We’ll announce some good leasing that’s, that’s, that’s happened in Houston. But we just, we just don’t know how long it’s going take. What we do know is we’ve got the best asset collection in the market of any owner.

So we’ll recover first. Yes. And, and I also think that if you think about it, both of us, you know, we’re not trading near what we believe the assets to be worth, which makes it somewhat limiting in terms of being able to take, take advantage of opportunities should they come. And our view is, Cousins has traded at a point going forward, that give them plenty of flexibility to do whatever they want, whenever make sense in the market and the cycle.

And, and so, you know, if, if we both held onto the portfolio there could be a few years of other opportunities that could be missed if we didn’t do this. And I don’t think you’ll miss the Houston opportunity by doing this because both shareholders will have, have — will still participate in that upside going forward.

Jim Heistand: And I don’t think that in terms of what the spin is, if it’s necessarily a, a short or long-term call on what’s going to happen with Houston. I don’t think any of our crystal balls are good enough. But I think a key driver of this transaction, both on the Cousins and the Parkway side, is we’ve been listening to our shareholders.

And there’s very differentiated views that investors have as it relates to the timing of that recovery. So, I think part of the elegance of this transaction, it allows individual investors to make their own choice as to the timing and the recovery in the Houston market.

Anthony Paolone OK. Thanks and congratulations.

Larry Gellerstedt: Thank you.

Operator: Our final question comes from the line of Manny Korchman, with Citi.

Michael Bilerman: All right. Got to make it good then. I said a couple of quick follow-ups. So, in terms of the things — stock for stock deal and a lot of M&A cases, executives will talk about NAV to NAV, as a way to think about exchange ratio. In this case, you know, the streets got Parkways NAV just under 18 and they have Cousins NAV just above 12.

So call it just under a 15, about a 147 exchange ratio, which is effectively almost where the spot stock prices were. So out of 163, clearly, either you believe the NAVs are different, or Cousins is paying a much larger premia for Parkway. So can you help us sort of talk about sort of relative NAVs and where the exchange ratio was set, ultimately?

Larry Gellerstedt: Well, I — you know, first of all we did a tremendous amount of work on each other’s NAVs to come up with that. When you get down to it, you know, you look at exchange rate, and I think the thing that you have to keep in mind is if you look at the exchange rate between Cousins and Parkway over a six or 12 month period, the average exchange rate is 1.63.

So, there — there have been times in the last year where it has been 175,180, to 14, or whatever. And so you know, you’d never get a deal if you tried to, you know, play the — play hitting that right on the button, but once we did the NAV, and we looked at the, you know, the value of the ability to create value in the portfolio. Then, you know, we both became comfortable that this was the right number to do it, because it’s sort of an interesting thing, you know.

Both of us want the other companies to do well, because we’re shareholders in it. And — but we — I thought it was interesting that the 163 number is actually where the average has been.

Michael Bilerman: And then, as we think about this Houston taxable spin, let’s just say Houston Co. is just over $2 billion of EV, I think it has probably got an equity cap based on where you said the net EBITDA is of about $1.45 billion. So, arguably let’s just take 20 percent, just to make math simple, you’re talking about a $300 million tax hit it, and on the combined share account, you’re talking about $.75 impact to a combined shareholder once these things are merged.

Am I thinking about that the right way?

Jeremy Dorsett: Hey, this is Jeremy Dorsett with Parkway. I guess, from a corporate tax perspective we expect that any built in gain that gets traded in connection with the taxable spend will largely be offset with NOLs that Parkway has accumulated over the years.

From a shareholder perspective, I’m not sure we know — we can’t predict exactly what the character of the distribution will be in a taxable spend, but we expect it will principally be characterized as a return of capital, which of course gets absorbed by the stock holder’s basis.

There will be some component that will be a capital gain, but we believe that it will be principally be return of capital.

Michael Bilerman: But that will be — it will be whatever — so, if the equity cap of the company is 1.5, there is going to be some attributed basis that an investor has, so it’s going to be 1.5 plus whatever that basis is, rather than the entirety of the $1.5 billion?

Do you see what I’m saying?

Jeremy Dorsett: I think I’m seeing what you’re saying. But we believe the principle part of the distribution in the taxable spend will be characterized as a return of capital that will just be absorbed by the combined companies’ stock holders basis in the stock.

Does that answer the question?

Michael Bilerman: Yes, we’ll probably have stuff to follow up afterwards.

And then, just a last one in terms of Houston Co, which hopefully will get a better name at some point. But do you — two things.

One, do you sort of envision that becoming a diversified by product type in the Washington, D.C. area. So, you know, I guess the vision, Jim, that you have, do you want to make it a pure play Houston that’s going to be in multi-family retail and office?

And then secondarily, you know, will you guys explore, now that this is out in the open, that you’ve had a combined company, this — Houston is going to spun, will you entertain either a sale of Houston — I mean, it’s already going to be taxable, so I assume that doesn’t really change the dynamics of doing this. So, would you entertain a sale of the Houston company to a private equity firm or to someone else, now that this is out in the open?

Or would you allow others with Houston assets to — to sort of come in on the transaction and potentially enlarge the Houston entity and maybe get some sponsorship, where someone contributes assets? There are obviously other large owners that either would want to — to participate or potentially buy the entity.

Can you talk about that?

Jim Heistand: That’s a lot of questions, Michael.

Michael Bilerman: Well, I was last. So, I figured, there’s no one else, I can keep on asking questions.

Jim Heistand: Right. I’m going to start from the back.

You know, obviously, if we thought it would make sense to sell them, we would have just sold them. And the whole point to this is to not sell in this market. Because I can assure you, given the size of that, with the dislocation and valuations in Houston, a larger portfolio is going to get a bigger discount, in my view, if we sold it.

And with that said, I think you’ve always known, if somebody came along and gave us a value that we thought was where we think values will ultimately go, of course. I just don’t see that happening.

In terms of — but we will always be flexible in that. In terms of when we think it’s appropriate, or to your point, if somebody was willing to contribute some assets at pricing we thought was appropriate relative to the market, we would consider that as well.

I mean, our goal is to create value in Houston Co. As we sit here now, I think our initial focus is on the portfolio we have. But we are going to be looking around for opportunities in that market, and you know, they may come to fruition in a year, or two or three. We don’t know.

And so — you know, and then to your — I guess your first question, could that be other product types? That’s hard to say at this point in time. I mean, I think right now, our number one focus is on the portfolio in Houston that we have. And I think — I think what the bet is, hopefully, is that we will do what will make the most sense to create value there in any of those topics you just mentioned. And we will be out looking every single day to see what makes the most sense going forward.

Just as we did to get to this point.

Michael Bilerman: Great. Thank you.

Jim Heistand: Thank you.

Operator: That concludes our question and answer session. I would now like to turn the call back over to Larry Gellerstedt, CEO of Cousins Properties, for closing remarks.

Larry Gellerstedt: We — we appreciated everybody being available on short notice.

This is something that we are — both management teams are extremely excited about the opportunity that this transaction gives. We are always available for further follow-ups and questions.

And I hope everybody has a nice weekend. Thanks.

Operator: That concludes today’s presentation. Thank you for joining. You may now disconnect.

END

Cautionary Note Regarding Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins Properties Incorporated (“Cousins”) and Parkway Properties, Inc. (“Parkway”) operate and beliefs of and assumptions made by Cousins management and Parkway management, involve uncertainties that could significantly affect the financial or operating results of Cousins, Parkway, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Cousins and Parkway, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to tenants, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; risks associated with the ability to consummate the proposed spin-off of a company holding the Houston assets of Cousins and Parkway (“HoustonCo”) and the timing of the closing of the proposed spin-off; risks associated with the ability to list the common stock of HoustonCo on the New York Stock Exchange following the proposed spin-off; risks associated with the ability to consummate certain asset sales contemplated by Parkway and the timing of the closing of such proposed asset sales; risks associated with the ability to consummate the proposed reorganization of certain assets and liabilities of Cousins and Parkway, including the contemplated structuring of Cousins and HoustonCo as “UPREITs” following the consummation of the proposed transactions; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the proposed transactions; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of such indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions; the potential liability for a failure to meet regulatory requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Cousins, Parkway or HoustonCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with tenants, employees, customers and competitors; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins, Parkway or any company spun-off by the combined company; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial market, insurance rates and interest rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Cousins and Parkway. Cousins and Parkway do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transaction, Cousins intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cousins and Parkway that also constitutes a prospectus of Cousins. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cousins by contacting Cousins Investor Relations at (404) 407-1898. Investors and security holders may obtain free copies of the documents filed with the SEC by Parkway by contacting Parkway Investor Relations at (407) 650-0593.

Cousins and Parkway and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 22, 2016. Information about directors and executive officers of Parkway is available in the proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 28, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cousins or Parkway using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.